 Exhibit 99.1

Auryn Receives Approval to Resume Work in Peru and Provides Update

Vancouver, Canada – June 17th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it is resuming exploration activities at its Sombrero and Curibaya projects in southern Peru. The Company has received approval from the Peruvian government to resume work following restrictions that had been put in place due to COVID-19.

A Message from Ivan Bebek, Executive Chairman & Director:

“It is very exciting to be getting back to work in Peru. Our exploration opportunities are substantial and although COVID has lengthened the process to acquire permits, this time has allowed us to become more involved with surrounding communities, and we can now move forward with a much more comprehensive foundation.

“We are confident that our drill permit for Sombrero will advance as restrictions in Peru continue to ease and we appreciate the patience and support from our shareholders through the last quarter of uncertainties.

“We are looking forward to the second half of 2020, which will be busier as we resume exploration and permitting efforts at both our Curibaya and Sombrero projects.”

Summary of Peruvian Work Plan:

Curibaya Project: The upcoming work plan at the Curibaya project consists of pre-drilling work, with the intent of applying for a drill permit as soon as targeting is complete. The program is outlined as follows (Figure 1):

●
Improvement of road access, due to previous flood damage, and establishment of an exploration camp on site.

●
450-line-kilometer airborne magnetics and radiometrics surveys over the four-by-five-kilometer alteration center that hosts the high-grade precious metal veins.

●
2000 meters of channel sampling along both the defined vein corridors and the margins of the dome complexes, which Auryn’s technical team believes are the source of the high-grade veins observed on the project.

●
30-line kilometers of ground-based geophysical induced polarization surveys across the vein corridors and the margins of the dome complexes.

Sombrero Project: The work plan at the Sombrero project consists of continuing the drill permitting process that has been suspended due to COVID-19 restrictions emplaced by Peruvian authorities. Our Peruvian community teams are working with the Huanca Sancos community to deliver a positive outcome for the Consulta Previa process, to which we are liaising with the government and community to ensure support of Auryn’s drill program at the Sombrero Main target area. In addition, Auryn is working towards traditional community agreements with the Lucanamarca and San Jose de Huarcaya communities such that the Nioc and Good Lucky targets can be advanced while awaiting drill permits.

In addition, Auryn plans to advance the Ccello high sulphidation precious metal target in the southern region of the Sombrero district with a ground-based geophysical induced polarization survey over the two-by-two-kilometer alteration system that is characterized by silver mineralization and associated pathfinder elements of arsenic and antimony (Figure 2). The survey will consist of approximately 8-line kilometers, enabling Auryn’s technical team to advance to the next phase of targeting in this newly discovered system.

Curibaya - 2020 Work Plan

AURYN RESOURCES

Legend
Curibaya Claims
Major Fault
Veins
Vein Corridor
Planned Channel Sampling
Planned IP
Planned VTEM
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Chlorite-Epidote
Water Table Silicification
Newly Identified High-Grade Vein Corridor
Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
IP 30 km
Cambaya Potential Dome Complex
Sama Rhyolite Dome Complex
Channel Sampling 2000m
Sambalay Vein Corridor
Sama Vein Corridor
Interpreted Structure
N
500 m
VTEM 450 line km
Peru
Brazil
Sombrero
Bolivia
Curibaya
Huilacollo

Figure 1: Illustrates the work plan on the Curibaya project, consisting of both airborne and ground-based geophysical surveys, as well as channel sampling along high-grade vein corridors. This program will allow Auryn to advance to drill-stage on the project.

Sombrero - Ccello 2020 Work Plan

Legend
Rock Ag g/t
2 - 6
6 - 20
20 - 40
> 40
Rock Sb g/t
100 - 500
> 500
Rock As g/t
300 - 500
500 - 1000
>1000
Auryn Claims
Veins
Planned IP Lines
Mineralization
Breccia
Disseminated
Stockwork
Alteration
Quartz Alunite
Clay Alunite
Clay
Chlorite-smectite
Fresh
Chlorite-smectite
Clay
Quartz Alunite
Clay Alunite
As
685 g/t
649 g/t
416 g/t
314 g/t
Ag
26.6 g/t
Ag
20.5 g/t
Sb
366 g/t
As
1,445 g/t
Sb
122 g/t
Sb
1,065 g/t
187.5 g/t
Ag
40.6 g/t
Sb
198.5 g/t
117.5 g/t
114 g/t
Ag
981 g/t
72.1 g/t
64.4 g/t
As
4,650 g/t
1,400 g/t
1,320 g/t
Sb
7,700 g/t
3,590 g/t
3,470 g/t
As
5,770 g/t
2,700 g/t
1,190 g/t
315 g/t
Ccello
N
500 m

Figure 2: Illustrates the position of the induced polarization lines planned for the Ccello high sulphidation precious metal prospect in the southern region of the Sombrero district.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 130,000 hectares owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concessions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.